

September 9, 2011

<u>Via E-mail</u>
Jack Kaye
Chief Executive Officer
Technis, Inc.
140 Broadway, 46th Floor
New York, NY 10005

> **Re: Technis, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 17, 2011**
> **File No. 333-171548**

Dear Mr. Kaye:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. Please revise and shorten your disclosure so that it fits on one page.

2. Please clarify throughout that your offering is a self-underwritten, best efforts offering, rather than a self offering.

<u>Prospectus Summary, page 4</u>

3. We note your response to comment 12 of our letter dated January 31, 2011. We also note your disclosure on the final paragraph on page five that Beach Guard and MiData are "presently ready for sale." Please provide your basis for your belief that the products are "ready for sale." For example, discuss the products sales history under their prior owner or cases where it has been put to use by clients or potential clients on a test-basis.

4. Please explain the delay between execution of the Software Agreement and issuance of the two million shares to Montroyal.

The Offering, page 6

5. We reissue comment 15 from our letter dated January 31, 2011.

6. We note your response to comment 16 of our letter dated January 31, 2011. First, please revise your disclosure on page 13 to address your use of proceeds if you sell 75% of the offered shares. In addition, please revise your disclosure on page five to specify the minimum dollar amount you need to raise to execute on your business plan for the next twelve months. Moreover, please discuss how raising less than the 100% of the funds sought in the offering will impact your business plan. For example, we note that if you sell 50% of the shares your marketing budget will decrease significantly. Also, we note that your disclosure on page 13, regarding your use of proceeds, and page 21, regarding your marketing and promotion expenditures, are inconsistent. Please reconcile.

Description of Business, page 16

7. Please provide a plain English description of your MiData product and an example of its practical use. Moreover, please explain clearly how your product is differentiated from Twitter, Facebook, etc.

Milestones, page 21

8. We note your response to comment 28 of our letter dated January 31, 2011. We also note your disclosure on page five that you need to sell at least 50% of the offered securities to execute on your business plan. Please revise your disclosure to state the specific, minimum amount you need to raise to execute on your business plan.

Summary Compensation Table, page

9. Please provide footnote disclosure regarding the assumptions underlying the valuation of the stock awards made in 2010 pursuant to Item 402(n)(2)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joe Kempf, Staff Accountant, at (202) 551-3325 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director